UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
_________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

November 2026
Commission File
Number: 001-04546
______________________________________________________
 UNILEVER PLC
(Translation of registrant’s name into English)
 _____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Unilever PLC
3 November 2026

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

The Company announces the following transactions undertaken by a person closely associated with a person discharging managerial responsibilities (Nelson Peltz, director of Unilever PLC).

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Trian Fund Management, L.P. ("Trian")
2	Reason for the notification
a)	Position/status	Person closely associated with a person discharging managerial responsibilities (Nelson Peltz, director of Unilever PLC)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction	Sale of Unilever PLC ordinary 3 1/2 pence shares by Trian in connection with the expiration of a fund
c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£47.67 (weighted average)	1,552,427
e)	Aggregated information - Volume - Total	1,552,427 £73,999,870
f)	Date of the transaction	2026-10-28
g)	Place of the transaction	London Stock Exchange – XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Trian Fund Management, L.P. ("Trian")
2	Reason for the notification
a)	Position/status	Person closely associated with a person discharging managerial responsibilities (Nelson Peltz, director of Unilever PLC)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction	Sale of Unilever PLC ordinary 3 1/2 pence shares by Trian in connection with the expiration of a fund
c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£47.98 (weighted average)	464,481
e)	Aggregated information - Volume - Total	464,481 £22,287,727
f)	Date of the transaction	2026-10-29
g)	Place of the transaction	London Stock Exchange – XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Trian Fund Management, L.P. ("Trian")
2	Reason for the notification
a)	Position/status	Person closely associated with a person discharging managerial responsibilities (Nelson Peltz, director of Unilever PLC)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction	Sale of Unilever PLC ordinary 3 1/2 pence shares by Trian in connection with the expiration of a fund
c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£48.73 (weighted average)	1,600,000
e)	Aggregated information - Volume - Total	1,600,000 £77,968,681
f)	Date of the transaction	2026-10-30
g)	Place of the transaction	London Stock Exchange – XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Trian Fund Management, L.P. ("Trian")
2	Reason for the notification
a)	Position/status	Person closely associated with a person discharging managerial responsibilities (Nelson Peltz, director of Unilever PLC)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction	Distribution in specie of Unilever PLC ordinary 3 1/2 pence shares by a fund managed by Trian in connection with the fund’s expiration
c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	100,000
e)	Aggregated information - Volume - Total	100,000 £0.00
f)	Date of the transaction	2026-10-30
g)	Place of the transaction	Outside a trading venue

Trian Fund Management, L.P. ("Trian"), has also undertaken the following series of related transactions (the net result of which was the settlement of a swap via the disposition of 335,519 Unilever PLC ordinary shares) in connection with the expiration of a fund:

Date	Nature of the transaction	Number of ordinary shares or ADRs	Price per ordinary share or ADR
29 October	Short sale of American Depositary Receipts (“ADRs”) on the New York Stock Exchange	335,519	$64.11 (weighted average)
29 October	Purchase of ADRs from broker in connection with entry into a new short swap	335,519	$64.18
30 October	Conversion of short swap on ADRs into short swap on ordinary shares	335,519	-
30 October	Sale by Trian of ordinary shares to the broker in connection with closure of short swap	335,519	£48.71

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Trian Fund Management, L.P. ("Trian")
2	Reason for the notification
a)	Position/status	Person closely associated with a person discharging managerial responsibilities (Nelson Peltz, director of Unilever PLC)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC American Depositary Receipts (each representing one Unilever PLC ordinary 3 1/2 pence share) US9047678035
b)	Nature of the transaction	Short sale by Trian of Unilever PLC American Depositary Receipts
c)	Currency	USD – United States Dollar
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$64.11 (weighted average)	335,519
e)	Aggregated information - Volume - Total	335,519 $21,510,928
f)	Date of the transaction	2026-10-29
g)	Place of the transaction	New York Stock Exchange – XNYS
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC American Depositary Receipts (each representing one Unilever PLC ordinary 3 1/2 pence share) US9047678035
b)	Nature of the transaction	Purchase by Trian of Unilever PLC American Depositary Receipts from broker in connection with entry into a new short swap
c)	Currency	USD – United States Dollar
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$64.18	335,519
e)	Aggregated information - Volume - Total	335,519 $21,533,609
f)	Date of the transaction	2026-10-29
g)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC American Depositary Receipts (each representing one Unilever PLC ordinary 3 1/2 pence share) US9047678035
b)	Nature of the transaction	Conversion of short swap on ADRs into short swap on ordinary shares
c)	Currency	N/A
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	335,519
e)	Aggregated information - Volume - Total	335,519 $0.00
f)	Date of the transaction	2026-10-30
g)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction	Sale of Unilever PLC ordinary 3 1/2 pence shares by Trian to broker in connection with the closure of short swap
c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£48.71	335,519
e)	Aggregated information - Volume - Total	335,519 £16,341,453
f)	Date of the transaction	2026-10-30
g)	Place of the transaction	Outside a trading venue

Prakash Kakkad

Chief Legal Officer and Group Company Secretary

3 November 2026

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/s/ P. KAKKAD

By P KAKKAD
CHIEF LEGAL OFFICER AND GROUP COMPANY SECRETARY

Date: 03 November 2026